EXHIBIT (11)
                       SPRINT CORPORATION
      COMPUTATION OF EARNINGS PER COMMON SHARE (UNAUDITED)
               (In Millions, Except Per Share Data)



                            Three Months      Six Months Ended
                               Ended
                              June 30,            June 30,
                           1995      1994      1995      1994
Primary earnings per
 share
Net income               $ 245.7   $ 219.6   $ 470.0   $ 447.0
Preferred stock
 dividends                  (0.6)     (0.7)     (1.3)     (1.4)
Earnings applicable to
 common stock            $ 245.1   $ 218.9   $ 468.7   $ 445.6

Weighted average number
 of common shares (1)      350.2     347.6     349.6     347.1
Primary earnings per
 share                   $  0.70    $ 0.63    $ 1.34    $ 1.28

Fully diluted earnings
 per share
Earnings applicable to
 common stock            $ 245.1   $ 218.9   $ 468.7   $ 445.6
Convertible preferred
 stock dividends             0.2       0.2       0.3       0.3
Earnings as adjusted for
 purposes of computing
 fully diluted earnings
 per share               $ 245.3   $ 219.1   $ 469.0   $ 445.9

Weighted average number
 of common shares          350.2     347.6     349.6     347.1
Additional dilution for
 common stock
 equivalents and
 dilutive securities         1.4       1.2       1.9       1.3
Total                      351.6     348.8     351.5     348.4
Fully diluted earnings
 per share               $  0.70    $ 0.63    $ 1.33    $ 1.28

    (1) Weighted average number of common shares have been adjusted for dilutive common stock equivalents using the treasury stock method.